FOLEY & LARDNER LLP
ATTORNEYS AT LAW

777 EAST WISCONSIN AVENUE
MILWAUKEE, WI 53202-5306
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www.foley.com
November 22, 2005
WRITER’S DIRECT LINE
414.297.5553
pjones@foley.com Email

CLIENT/MATTER NUMBER
038584-0117

Securities and Exchange Commission
Judiciary Plaza
450 Fifth Street, N.W.
Washington, D.C. 20549

Re:	Whiting Petroleum Corporation — Registration Statement on Form S-4
Ladies and Gentlemen:
          On behalf of Whiting Petroleum Corporation, a Delaware corporation (the “Company”), we are transmitting for filing under the Securities Act of 1933, as amended (the “Securities Act”), and under the Trust Indenture Act of 1939, as amended (the “Trust Indenture Act”), the above-referenced Registration Statement, with exhibits, relating to a proposed offer to exchange the Company’s new 7% Senior Subordinated Notes due 2014, which will be registered under the Securities Act, for an equal principal amount of the Company’s outstanding 7% Senior Subordinated Notes due 2014. Included with the exhibits filed with the Registration Statement is the Form T-1 Statement of Eligibility and Qualification under the Trust Indenture Act of J.P. Morgan Trust Company, National Association.
          The Company is filing the Registration Statement pursuant to General Instruction B.1.a. of Form S-4.
          The Company has made a wire transfer in the amount of $29,425 in payment of the prescribed registration fee to the United States Treasury designated lockbox depository at Mellon Bank in Pittsburgh, Pennsylvania. Such fee was calculated in accordance with Section 6(b) of, and Rule 457(f) under, the Securities Act. The Company’s filing fee account number is 0001255474.
          Should any questions arise in connection with this filing, please contact the undersigned at (414) 297-5553, Benjamin F. Garmer, III at (414) 297-5675 or John K. Wilson at (414) 297-5642.
Very truly yours,
/s/ Paul J. Jones
Paul J. Jones

cc:	Whiting Petroleum Corporation Working Group

BOSTON	JACKSONVILLE	NEW YORK	SAN DIEGO/DEL MAR	TAMPA
BRUSSELS	LOS ANGELES	ORLANDO	SAN FRANCISCO	TOKYO
CHICAGO	MADISON	SACRAMENTO	SILICON VALLEY	WASHINGTON, D.C.
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